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               [ON THE LATIN AMERICA EQUITY FUND, INC. LETTERHEAD]



July 18, 2000

VIA EDGAR AND FACSIMILE
-----------------------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

RE:  The Latin America Equity Fund, Inc. - CIK No. 0000879357
     Request for Withdrawal of Registration Statement on Form N-14 File No. 333-40700
     -------------------------------------------------------------

Ladies and Gentlemen:

It has come to our attention that a Registration Statement on Form N-14 was incorrectly filed with the Securities and Exchange Commission on June 30, 2000 on behalf of The Latin America Equity Fund, Inc. ("LAQ"). On that date, we filed a Registration Statement on Form N-14 (the "Registration Statement") relating to the proposed merger of The Latin America Investment Fund, Inc.("LAM") with and into LAQ. LAQ is the acquiring company and LAM is the target. It appears that the Registration Statement was filed on behalf of both LAQ and LAM, using both entities' CIK code numbers, instead of just LAQ's CIK code number. Additionally, we discovered that the Registration Statement was filed under the incorrect form type, "N-14." As both LAQ and LAM are closed-end funds, the Registration Statement should have been filed under "N-14 8C."

We respectfully request that the Registration Statement on Form N-14 filed on behalf of LAQ be withdrawn pursuant to Rule 477(a) under the Securities Act of 1933.

Should you have any questions regarding this matter, please do not hesitate to call me at (212) 875-3947.

Very truly yours,

/s/  Michael A. Pignataro

Michael A. Pignataro

cc:  Securities and Exchange Commission, Division of Investment Management
         Shaswat Das
     Daniel Schloendorn, Esq.